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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        Commission File Number: 001-14614


                           For the Month of July 2006


                           PETROLEUM GEO-SERVICES ASA
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                 -----------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]  Form 40-F [ ]

         Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes [ ]  No [X]

         Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes [ ]  No [X]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]  No [X]


         THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-124881).

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         On July 7, 2006, Petroleum Geo-Services ASA issued a press release, a copy of which is attached hereto as Exhibit 99.1.


EXHIBIT NO.       DESCRIPTION
-----------       -----------

   99.1           Press release dated July 7, 2006



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PETROLEUM GEO-SERVICES ASA
                                          --------------------------
                                                  (Registrant)


                                          By:     /s/ Gottfred Langseth
                                             -----------------------------------
                                                      Gottfred Langseth
                                                   Chief Financial Officer

Date:    July 7, 2006


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                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
-----------       -----------

   99.1           Press release dated July 7, 2006



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